APF ENERGY TRUST

Q1 2002

Interim Report for the Period Ended March 31, 2002

APF ENERGY TRUST maintained its position as one of the best-performing royalty trusts, distributing $0.45 per unit during the first quarter of 2002.

HIGHLIGHTS:

- Completed a $32 million new issue of trust units to fund future acquisitions and 2002 capital expenditure program
- Continued its optimization and development programs, adding 1,050 boe of daily production at an average cost of $3,300 per flowing boe
- Identified and negotiated the acquisition of Kinwest Resources Inc. and its joint venture partner for $57 million
- Generated a total return of 15% during the three month period ended March 31, 2002

SUMMARY OF OPERATING & FINANCIAL RESULTS

	Three Months Ended March 31		
	2002	2001	% Change
OPERATING			
Daily production (average)			
Oil (bbl)	**4,159**	1,035	302
Gas (mcf)	**17,242**	14,647	18
NGL (bbl)	**110**	110	-
Total	**7,143**	3,586	99
Production split			
Oil and NGL	**60%**	32%	87
Gas	**40%**	68%	(41)
Commodity prices (C$)			
Oil (per bbl)	**28.90**	39.49	(27)
Gas (per mcf)	**3.07**	9.71	(68)
NGL (per bbl)	**20.04**	49.43	(59)
Average	**24.56**	52.57	(53)
FINANCIAL			
($000, EXCEPT PER UNIT/BOE AMOUNTS)			
Revenue	**16,941**	16,036	6
Per unit	**0.98**	1.94	(49)
Cash flow	**7,479**	9,163	(18)
Per unit	**0.44**	1.12	(61)
Net earnings	**2,414**	7,804	(69)
Per unit	**0.14**	0.96	(85)
Distributable income	**7,325**	9,071	(19)
Per unit	**0.42**	1.10	(61)
Distributions	**7,990**	5,933	35
Per unit	**0.45**	0.73	(38)
Operating costs per boe	**5.82**	6.23	(7)
Operating netback per boe	**15.01**	32.72	(54)
Bank debt	**38,000**	13,286	186
MARKET			
Units outstanding (000)			
End of period	**18,847**	10,477	80
Average	**17,247**	8,250	109
Trading			
High ($)	**10.99**	10.70	3
Low ($)	**9.35**	9.65	(3)
Close ($)	**10.85**	10.00	9
Average Daily Volume	**64,900**	39,700	63

INTERIM REPORT

dlw 6/17

GENERAL

APF pressed ahead with its various operational and corporate development initiatives during the first quarter of 2002, sustained by a $32 million equity issue completed in mid February 2002. The bulk of those proceeds will now be deployed to close the acquisition of Kinwest Resources Inc. and its joint venture partner in a transaction with a combined value of $57 million, scheduled for May 30, 2002.

OPERATIONS

At Redwater, APF continued its development and optimization program, bringing on production from seven wells during the period. Tapping production from a variety of Cretaceous gas zones, APF recompleted four wells, participated in two new drills, and tied-in another well. Incremental stabilized production was approximately 2,400 mcf per day net to APF's interest. The Company will continue to integrate seismic and geological data during the second and third quarters of 2002 and plans to recomplete another 4 wells prior to the end of the year.

At Sakwatamau, a property acquired late in 2001, APF tied-in one Beaverhill Lake well (100% working interest), adding 500 mcf per day of gas and 40 bbls per day of NGL's. APF has reached an agreement with a third party to farm-out the drilling of another Beaverhill Lake well, which is expected to spud by the end of September, 2002.

In southeast Saskatchewan, APF's largest producing area, the Company drilled two horizontal oil wells at Tatagwa. The new drills, which penetrated the Midale formation, are producing at a stabilized gross rate of 500 bbls per day, 285 bbls per day net to APF's interest. APF also drilled a leaseline well at Queensdale, which is producing from the Frobisher zone at a rate of 350 bbls per day of oil (175 net). Meanwhile, a development program was initiated on non-operated lands at Hastings, where APF participated in the drilling of a Frobisher oil well, now producing 150 bbls per day of oil, 35 bbls per day net to APF's working interest.

During the first 3 months of 2002, including the initiatives listed above together with other non-operated projects, APF had spent approximately $3.5 million on its capital program, resulting in incremental production of 1,050 boe per day. At a development rate of $3,300 per flowing boe, APF continues to develop its asset base in an efficient and accretive manner. APF's independent engineering consultants forecasted 2002 capital expenditures at $10.6 million. With continued drilling success and the Kinwest acquisition scheduled to close at the end of May, it is anticipated that APF's 2002 capital expenditure budget may increase to between $15 to $20 million.

CORPORATE DEVELOPMENT

During the period, APF's corporate development team continued to identify and evaluate potential acquisition opportunities. This resulted in APF announcing in early April that it had agreed to acquire Kinwest Resources Inc. and its joint venture partner in a transaction with a total value of approximately $57 million.

Concurrent with the evaluation and negotiation of the Kinwest transaction, the corporate development team continued the value-added process of increasing APF's working interests in its focus areas, predominantly in southeast Saskatchewan.

At Workman, APF completed a swap with an existing partner which resulted in APF increasing its interest in the Workman Frobisher Voluntary Unit No. 1 from 18% to 42% and acquiring operatorship of the light oil unit.

At Tatagwa, APF's largest producing property within the southeast Saskatchewan area, APF and a partner acquired 53 bbls per day of gross oil production for $530,000, split 50%. The acquisition adds to APF's significant interests in the area and includes additional undeveloped land and proprietary seismic.

As a result of corporate and production acquisitions made during 2001, APF's undeveloped land base has grown to more than 100,000 net undeveloped acres, most of that in southeast Saskatchewan. In addition, APF has an average 50% interest in approximately 80,000 acres of fee lands in southeast Saskatchewan, where it owns the oil and gas rights. APF's corporate development team has been actively soliciting and reviewing opportunities on these lands, which will be developed at no risk to APF by third parties.

Subsequent to the completion of the first quarter, APF exercised a right of first refusal and acquired an incremental 1.72% working interest in the Pembina Cardium Unit No. 9, where it had an existing 5.15% working interest. The transaction closed on May 8, 2002, and was effective January 1, 2002. The purchase price of $2.5 million was funded through APF's available credit facilities. Incremental production from the acquisition was 44 boe per day. With interests in five different Cardium units, Pembina is APF's second largest operating oil area.

FINANCIAL

On February 13, 2002 the Trust completed a $32 million equity issue at $9.75 per unit. The proceeds were initially used to repay bank debt, and to provide a future source of funding for APF's capital expenditure program and acquisitions. At the end of May 2002, APF will close the Kinwest acquisition, thereby deploying the majority of the funds raised from that equity issue.

With the continued growth of the business and the successful development initiatives implemented by the Company, APF's borrowing base under its credit facilities was confirmed at $70 million in late January 2002. The recently announced acquisition of Kinwest will likely result in an increase in the borrowing base to at least $95 million.

Lower commodity prices during January and February, together with the additional units issued on the Trust's recent $32 million financing, resulted in distributable income of $0.42 per unit, but distributions of $0.45 per unit. The trend was reversed during the latter portion of the quarter in the month of March, when distributable income actually amounted to $0.17 per unit, versus actual distributions of $0.15, or a surplus of 13%. On a go-forward basis, management anticipates that stronger commodity prices and increased production should result in APF continuing to generate monthly distributable income of at least $0.15 per unit in the near term.

During the first quarter, APF was successful in reducing operating costs, as well as general and administrative expenses per barrel of oil equivalent. A review of operating costs per boe for the royalty trust group for 2001 and for those other trusts which recently reported first quarter results at time of printing confirmed that APF's costs, at $6.15 (2001) and $5.82 (Q1 2002), were below the industry averages of $6.83 and $6.30. Meanwhile, G&A costs were reduced to $1.42 from $1.58 per boe. This reduction is expected to continue during the year with the completion of the Kinwest acquisition at the end of May 2002, which will result in incremental production of 25% yet only nominal G&A increases. APF remains one of the highest operators of its own production, with 85% of its daily volumes being operated. Moreover, the very active nature of APF's development and optimization program necessitates a full complement of technical and support staff to develop, implement and manage new operations. It is through the effective use of these human and other resources that APF has been able to develop new production and reserves at very attractive rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001.

PRODUCTION

Production volumes during the first quarter of 2002 averaged 7,143 boe per day, consisting of 17,242 mcf per day of natural gas, 4,159 bbls per day of oil and 110 bbls per day of NGL's. This represents a 99 percent increase from the 3,586 boe per day for the same period in 2001, and is 2% lower than the December 2001 exit rate of 7,262 boe per day.

PRICES

The West Texas Intermediate (WTI) oil price averaged US$21.67 per bbl during the first quarter of 2002, down 24 percent from US$28.69 in the first quarter of 2001. APF's average price in the first quarter of 2002 was $28.90 per bbl prior to hedging, compared to $39.49 per bbl during the same period in 2001.
Natural gas prices dropped sharply in 2002 compared to the first quarter of 2001. The average price realized by APF during the first quarter was $3.07 per mcf prior to hedging, a 68% percent decrease from the average price of $9.71 per mcf during the first quarter of 2001.

HEDGING

APF realized a hedging gain of $2.38 per bbl for oil and $0.07 per mcf for natural gas during the first quarter of 2002, compared to a hedging loss of $0.84 per mcf for natural gas in the first quarter of 2001. There were no oil hedges in place during the first quarter of 2001. For 2002, APF has hedged approximately 45 per cent of oil production and 13 percent of natural gas production under a variety of contracts which are summarized below.

	Oil		Natural Gas (Costless Collars)	
Month	Volume (bbl/d)	Price (US$/bbl)	Volume (mcf/d)	Price (C$/mcf)
Apr-02	2,000	21.83	2,100	4.20-5.51
May-02	3,000	22.39	2,100	4.20-5.51
Jun-02	3,000	20.92	2,100	4.20-5.51
Jul-02	3,000	20.95	2,100	4.20-5.80
Aug-02	2,000	22.11	2,100	4.20-5.80
Sep-02	1,500	22.64	2,100	4.20-5.80
Oct-02	1,500	25.03	2,100	4.20-7.06
Nov-02	1,000	24.55	2,100	4.20-7.06
Dec-02	1,000	24.42	2,100	4.20-7.06
Jan-03			2,100	4.20-8.22
Feb-03			2,100	4.20-8.22
Mar-03			2,100	4.20-8.22

REVENUE AND CASH FLOW

Revenue for the quarter totalled $16.9 million, compared to $16.0 million for the same period in 2001. The increase in production was offset by significantly lower commodity prices. Cash flow from operations fell to $7.5 million in the first quarter of 2002, down 18 percent from $9.2 million during the same period last year. Operating netbacks were 54 percent lower at $15.01 per boe during the first quarter, compared to $32.72 during the same period in 2001, due to significantly lower commodity prices. Royalties, net of Alberta Royalty Tax Credit were 22.5 percent of production revenues prior to hedging gains, compared to 23.5 percent during the same period in 2001. Operating costs decreased 7 percent to $5.82 per boe in 2002, from $6.23 per boe during the first quarter of 2001.

GENERAL AND ADMINISTRATIVE EXPENSES AND MANAGEMENT FEES

General and administrative expenses decreased in the first quarter of 2002 to $1.42 per boe from $1.56 per boe during the same period in 2001. Management fees decreased 54 percent to $0.52 per boe during the first three months from $1.15 per boe for the same period in 2001.

INTEREST EXPENSE

Interest expense increased to $0.5 million for the first quarter of 2002 from $0.4 million during the same period in 2001. This increase is due to a higher monthly debt balance during the first quarter of 2002, compared to 2001.

DEPLETION AND AMORTIZATION AND SITE RESTORATION

The depletion rate increased to $9.79 per boe for the first quarter of 2002 from $5.53 per boe for the comparable period in 2001. This increase reflects the accounting treatment of the Alliance acquisition. The site restoration expense for the three months ended March 31, 2002 increased to $0.5 million from $0.2 million in the first quarter of 2001, reflecting the increase in the future estimated costs for site restoration liabilities attributable to the Alliance acquisition.

TAXES

Capital taxes for the first quarter of 2002 increased to $0.58 per boe from $0.13 per boe in the same period in 2001. The increase is a result of APF carrying on a significantly higher proportion of its business in the province of Saskatchewan.

EARNINGS

Net income for the first quarter of 2002 totalled $2.4 million or $0.14 per trust unit, down from $7.8 million or $0.96 per trust unit for the same period in 2001. The decrease is due primarily to lower commodity prices received for the three months ended March 31, 2002 as compared to the first quarter of 2001.

CASH DISTRIBUTIONS

Cash distributions of $0.45 per trust unit were made in the first quarter of 2002, compared to $0.73 per trust unit for the first quarter of 2001. The monthly cash distribution for the month of April remained at $0.15 per unit and will continue at $0.15 per unit for the month of May, payable June 15, 2002.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2002, bank debt was $38.0 million and working capital was $4.6 million, resulting in net debt obligations of $33.4 million. In accordance with the CICA Abstract on loans secured by demand notes that cannot be converted to a term loan, the entire amount on APF's demand credit facility has been classified as a current liability on the balance sheet. This classification is being adopted to adhere to the CICA Abstract and is not indicative of a change in the operations or financial status of APF.

On February 13, 2002, APF completed a public equity financing of 3.25 million trust units at a price of $9.75 per trust unit, raising gross proceeds of $31.7 million ($29.9 million net). These funds were initially used to reduce bank debt. At March 31, 2002, APF had 18.85 million trust units outstanding.

CONSOLIDATED BALANCE SHEETS

	March 31, 2002 (unaudited)	December 31, 2001 (audited)
ASSETS		
Current assets		
Cash	$ 2,463,595	$ 2,042,909
Accounts receivable	11,636,481	9,979,202
Other current assets	2,531,630	2,376,422
	16,631,706	14,398,533
Site restoration fund	109,116	29,389
Property, plant and equipment	181,844,256	183,748,484
	$ 198,585,078	$ 198,176,406
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	8,485,283	10,024,004
Due to APF Management Inc.	679,799	1,087,685
Cash distribution payable	2,827,042	2,337,582
Bank indebtedness (note 3)	38,000,000	–
	49,992,124	13,449,271
Future income taxes	27,678,332	29,430,306
Long-term debt (note 3)	–	59,250,000
Site restoration liability	4,085,456	3,637,539
	$ 81,755,912	$ 105,767,116
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 5)	171,064,356	141,068,870
Retained earnings	26,638,463	24,224,117
Accumulated cash distributions	(80,873,653)	(72,883,697)
	116,829,166	92,409,290
	$ 198,585,078	$ 198,176,406

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(unaudited)	3 months ended March 31, 2002	3 months ended March 31, 2001
REVENUE		
Oil and gas	$ 16,790,530	$ 15,856,171
Royalties expense, net of ARTC	(3,548,062)	(3,463,424)
Other	150,763	180,312
	13,393,231	12,573,059
EXPENSES		
Operating	3,742,679	2,011,180
General and administrative	912,508	502,861
Management fee	337,769	371,486
Interest on long-term debt	524,666	395,054
Depletion and amortization	6,293,761	1,785,068
Site restoration	473,190	150,399
Capital and other taxes	371,242	41,576
	12,655,815	5,257,624
Income before income taxes and minority interest	737,416	7,315,435
Provision for (recovery of) future income taxes	(1,751,974)	(600,000)
Income before minority interest	2,489,390	7,915,435
Minority interest	75,044	111,344
Net income	2,414,346	7,804,091
Retained earnings - Beginning of period	24,224,117	6,080,443
Retained earnings - End of period	$ 26,638,463	$ 13,884,534
Net income per unit	$ 0.14	$ 0.96
Net income per unit - diluted (restated)	$ 0.14	$ 0.96

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	3 months ended March 31, 2002	3 months ended March 31, 2001
Cash provided by (used in)		
Operating activities		
Net income for the period	$ 2,414,346	$ 7,804,091
Items not affecting cash		
Depletion and amortization	6,293,761	1,785,068
Minority interest	75,044	111,344
Future income taxes	(1,751,974)	(600,000)
Site restoration	473,190	150,399
Site restoration expenditures	(25,273)	(87,850)
	7,479,094	9,163,052
Net change in non-cash working capital items		
Accounts receivable	(1,657,279)	1,424,039
Other current assets	(155,208)	(692,845)
Accounts payable and accrued liabilities	898,570	1,486,614
Due to APF Management	(407,886)	(128,637)
Cash distribution payable	489,460	786,730
	(832,343)	2,875,901
Cash distributions	(7,989,956)	(5,933,057)
	(1,343,205)	6,105,896
Investing activities		
Additions to property, plant and equipment	(3,789,058)	(1,005,815)
Purchase of oil and natural gas properties	(1,320,059)	(58,972)
Changes in non-cash working capital items - accounts payable	(2,437,291)	(438,430)
	(7,546,408)	(1,503,217)
Proceeds on sale of properties	719,586	–
Site restoration fund reserve	(79,727)	–
	(6,906,550)	(1,503,217)
Financing activities		
Issue of units for cash	31,687,500	33,005,000
Issue of units for cash under stock options	109,968	–
Unit issue costs	(1,801,983)	(2,190,428)
Repayment of long-term debt - net	(21,250,000)	(12,449,937)
Distribution of 1% minority interest	(75,044)	(111,344)
	8,670,441	18,253,291
Change in cash during the period	420,686	22,855,970
Cash - Beginning of period	2,042,909	66,231
Cash - End of period	$ 2,463,595	$ 22,922,201

Supplemental information (note 6)

CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS AND ACCUMULATED CASH DISTRIBUTIONS

(unaudited)	3 months ended March 31, 2002	3 months ended March 31, 2001
Oil and gas sales	$ 16,790,530	$ 15,856,171
Other	150,763	180,312
Gross overriding royalties and lessor's royalties	(1,335,963)	(1,492,073)
	15,605,330	14,544,410
Less		
Operating costs	3,742,679	2,011,180
General and administrative	876,567	401,904
Management fees	337,769	371,486
Debt service charges	524,666	395,054
Abandonment fund contribution	105,000	87,850
Capital and other taxes	371,242	41,576
Capital expenditures	4,389,531	1,400,849
Drawdown on credit facilities	(4,389,531)	(1,400,849)
	5,957,923	3,309,050
Income subject to the Royalty	9,647,407	11,235,360
99% of income subject to the Royalty	9,550,933	11,123,006
Crown charges, net of the Alberta Royalty Tax Credit	(2,189,978)	(1,951,638)
General and administrative costs of the Trust	(35,941)	(100,957)
	7,325,014	9,070,411
Repayment of capital (working capital reserve)	664,942	(3,137,343)
Cash distributed and available to be distributed	7,989,956	5,933,068
Cash distributed to date	5,162,914	3,575,669
Cash distribution payable	$ 2,827,042	$ 2,357,399
Actual cash distribution declared per unit	$ 0.450	$ 0.725
Opening accumulated cash distributions	$ 72,883,697	$ 35,572,846
Distribution declared and paid	5,162,914	3,575,669
Distribution declared and payable	2,827,042	2,357,399
Closing accumulated cash distributions	$ 80,873,653	$ 41,505,914

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements. The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of oil and natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the plan.

3. LONG-TERM DEBT

In accordance with the CICA Abstract on loans secured by demand notes that cannot be converted to a term loan, the entire amount outstanding on APF's demand credit facility has been classified as a current liability on the balance sheet. This classification is being adopted to adhere to the CICA Abstract and is not indicative of a change in the operations or financial status of APF. There are currently no debt repayments scheduled to be made during the next twelve months.

4. FINANCIAL INSTRUMENTS

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at March 31, 2002. The estimated market value at March 31, 2002, had the contracts been settled at that time, would have been a loss of $3.4 million.

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	Apr. to Dec.	Crude oil	Financial	1,778 bbls	US$21.92
2002	Apr. to Dec.	Natural gas	Costless collar	2,100 mcf	C$4.20 to $6.12
2003	Jan. to Mar.	Natural gas	Costless collar	2,100 mcf	C$4.20 to $8.22

Subsequent to March 31, 2002, APF entered into the following hedging contracts

Year	Term	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
2002	Oct. to Dec.	Crude oil	Financial	667 bbls	US$25.14

5. UNITHOLDERS' EQUITY

Trust Units	March 31, 2002 Number of Units	$	December 31, 2001 Number of Units	$
Balance - Beginning of period	15,583,880	141,068,870	7,139,357	57,704,112
Issued to acquire Alliance	-	-	901,599	9,061,070
Issued for cash	3,250,000	31,687,500	7,430,500	78,394,000
Cost of units issued	-	(1,801,982)	-	(5,080,804)
Issued on exercise of options	13,067	109,968	112,424	990,492
	18,846,947	171,064,356	15,583,880	141,068,870

The per unit calculations for the three month period ended March 31, 2002 were based on weighted average trust units outstanding of 17,246,729 (March 31, 2001 - 8,249,891). In computing diluted net income per unit, 28,911 units were added to the weighted average number of units outstanding during the period ended March 31, 2002 (March 31, 2001 - 34,230) for the dilutive effect of employee options to acquire trust units. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time. During the quarter, APF granted options to employees to purchase trust units at an exercise price of $9.73 per trust unit. At March 31, 2002, there were 662,306 trust unit options outstanding, of which 116,099 were exercisable.

	March 31, 2002		December 31, 2001	
Trust Unit Options	Number of Options	Weighted Average Price	Number of Units	Weighted Average Price
Balance- Beginning of period	330,540	9.32	221,407	$8.38
Granted	369,833	9.73	276,723	9.94
Exercised	(13,067)	8.42	(112,423)	8.81
Cancelled	(25,000)	11.89	(55,167)	9.61
Balance - End of period	662,306	9.47	330,540	9.32
Exercisable - End of period	116,099	8.88	5,704	8.17

6. SUPPLEMENTAL INFORMATION FOR THE STATEMENTS OF CASH FLOWS

	March 31, 2002	March 31, 2001
Cash payments related to certain items		
Interest	$ 534,761	$ 509,436
Distributions to minority interests	11,107	15,529
Distributions to unitholders	7,500,496	5,146,327
Capital taxes	332,035	26,439

7. SUBSEQUENT EVENT

On April 17, 2002, APF announced that it had entered into an agreement to acquire all of the shares of two private corporations for a total consideration of approximately $57.0 million. APF has agreed to purchase all of the shares of Kinwest Energy Inc. ("Kinwest") and Kinwest's joint venture partner.

The offer to Kinwest shareholders consisted of $3.30 per share and the assumption of $9.9 million of debt. With 6,670,883 shares outstanding and assuming an election for maximum cash of $6.6 million, APF will issue 1,518,192 trust units of APF at $10.15 per trust unit. The total Kinwest transaction has an approximate value of $32.0 million. The purchase price of Kinwest's joint venture partner, which has an interest in substantially all of the assets of Kinwest, will be satisfied by the issuance of 1,283,538 units of APF at a deemed price of $10.15 per trust unit, assuming the joint venture partner elects to take the maximum cash of $12.0 million.

In both transactions, those electing to take APF trust units will also receive a one-half warrant for each trust unit issued, entitling the holder of a full warrant to acquire one APF trust unit at a price of $10.65 during the one-year period following closing.

Closing is scheduled for May 30, 2002 and is subject to approval of the transaction by Kinwest shareholders at a special meeting of its shareholders on May 27, 2002.

CORPORATE INFORMATION

HEAD OFFICE

2100, 144 – Fourth Avenue S.W.
Calgary, Alberta T2P 3N4
Tel: (403) 294-1000
Toll Free: (800) 838-9206
Fax: (403) 294-1074
Internet: www.apfenergy.com
E-mail: invest@apfenergy.com

FIELD OFFICE

2100 King Street
Estevan, Saskatchewan S4A 2B4
Tel: (306) 634-0066
Fax: (306) 634-0077

DIRECTORS AND OFFICERS OF APF ENERGY INC.

Donald Engle, Independent Director
and Chairman of the Board[1][2][3]

William Dickson, Independent Director[1][3]

Daniel Mercier, Independent Director[2]

Martin Hislop, Director[1]
President and Chief Executive Officer

Steven Cloutier, Director[2]
Executive Vice President and Chief Operating Officer

Alan MacDonald
Vice President, Finance

Bonnie Nicol
Vice President, Operations

Ken Pretty
Vice President, Corporate Development and Land

[1] *Member of Audit Committee*
[2] *Member of Compensation Committee*
[3] *Member of Reserves Committee*

LEGAL COUNSEL

Parlee McLaws
Calgary, Alberta

BANK

National Bank of Canada
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

TRUSTEE, REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: AY.UN

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 30, 2002

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: APF ENERGY TRUST

We confirm that the following material was sent by pre-paid mail on May 29, 2002 to the registered unitholders of trust units of the subject Corporation:

1. Interim Report for the Period ended March 31, 2002 and Management Discussion and Analysis.

We also confirm that a copy of the above was mailed to all non-registered unitholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Andrea Koenig
Assistant Account Manager
Client Services, Stock Transfer

CC: APF Energy Trust
Attention: Steven Cloutier

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. APF Energy Trust (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effective May 30, 2002 of 3,388,819 Trust Units of the Trust, and 1,694,409 warrants to acquire Trust Units of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary this 5th day of June, 2002.

APF ENERGY TRUST
by its Manager, APF Energy Management Inc.

By: (Signed) Steven Cloutier
President

{K:\cdox\0052932\000042\CT028447.DOC;1}

INSTRUCTIONS:

1. File this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST ANNOUNCES $0.15 MONTHLY DISTRIBUTION

May 22, 2002

APF Energy Trust announced that its next monthly distribution will be $0.15 per trust unit. Payment will be made on June 15, 2002, to unitholders of record on May 31, 2002. The ex-distribution date is May 29, 2002. With this payment, APF has declared cumulative distributions of $10.75 per unit, since completing its IPO at $10.00 per unit in December of 1996.

APF Energy Trust is a conventional oil and gas royalty trust with production in Western Canada.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

NEWS RELEASE
TSX: AY.UN

APF ENERGY ANNOUNCES EXECUTIVE APPOINTMENT

May 27, 2002

Steve Cloutier, President and Chief Operating Officer of APF Energy Inc. ("APF Energy"), the operating affiliate of APF Energy Trust, is pleased to announce the appointment of Christian Buck, P.Geol., to the position of Vice President, Exploration. Mr. Buck, who had been Exploration Manager of APF Energy since joining the company in late 1998, will continue to lead APF's geological and geophysical team. The appointment reflects Mr. Buck's continuing contribution to the success of APF's development drilling initiatives.

APF Energy Trust is a conventional oil and gas income fund that makes monthly distributions to unitholders based on a royalty it receives from cash flow on oil and gas wells in western Canada owned by APF Energy. Since completing its initial public offering in December, 1996 at $10.00 per unit, the Trust has declared cumulative distributions of $10.75 per unit and generated one of the highest total returns in the sector.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F   E N E R G Y   T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY COMPLETES ACQUISITIONS

$57 million Purchase of Kinwest Resources Inc. and its joint venture partner increases APF's asset base in southeast Saskatchewan

May 31, 2002

APF Energy Trust (the "Trust") announced today that through APF Energy Inc. ("APF") it has acquired all of the issued and outstanding common shares of both Kinwest Resources Inc. and its joint venture partner, 987687 Alberta Ltd. The aggregate purchase price was $47.8 million, comprised of $13.4 million of cash and $34.4 million of units of the Trust, issued at a deemed price of $10.15 per unit. As a result, the Trust has issued an additional 3,388,173 units, bringing total units outstanding to 22,269,731. In addition, APF will assume Kinwest's incremental net debt of approximately $9.2 million, bringing the total value of the transactions to $57 million, before final adjustments.

The new units issued as part of this acquisition will qualify for the $0.15 per unit distribution to be paid on June 15, 2002. Those individuals who elected to take units also received a one-half warrant, resulting in the issuance of 1,694,087 warrants. Each warrant entitles the holder to purchase one APF unit at a price of $10.65 within one year of closing. The warrants are not listed on any stock exchange.

Kinwest and its joint venture partner produce approximately 2,000 barrels of oil equivalent ("boe") per day, predominantly within APF's southeast Saskatchewan focus area. Added to its current operations, APF's daily production is now approximately 9,200 boe per day, comprised of 19 million cubic feet of gas and 6,000 barrels of oil and natural gas liquids.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY ANNOUNCES RESULTS OF PRORATION OF CASH OPTION ON KINWEST ACQUISITION

June 5, 2002

Further to the recently reported acquisition by APF Energy Trust ("APF") of Kinwest Resources Inc. for consideration of $3.30 per Kinwest share, APF announces that those Kinwest shareholders electing to receive cash for all or a portion of their holdings will be prorated to $2.46 cash for each Kinwest share.

The balance of the consideration, being $0.84 per Kinwest share, will be satisfied by the issuance of APF trust units on the basis of 0.082759 APF trust units per Kinwest share. There is no proration for those Kinwest shareholders who elected to receive all APF trust units.

For each full APF trust unit received, holders will also receive a one-half warrant. One warrant entitles the holder to purchase one APF trust unit at a price of $10.65 by May 30, 2003. The warrants are not listed on any stock exchange.

Certificates for the APF trust units and warrants, as well as cheques (the "Consideration"), will be delivered to Kinwest shareholders in accordance with the delivery instructions set out in the Letter of Transmittal and Election Form (the "Letter of Transmittal"), commencing today. Those Kinwest shareholders who did not make any election as to the form of Consideration are deemed to have elected APF trust units. Unless otherwise requested by Kinwest shareholders in the Letter of Transmittal, the Consideration will be mailed to Kinwest shareholders at their addresses of record.

For further information, please contact:
Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com